CONSULTING AGREEMENT


     THIS CONSULTING AGREEMENT (this "Agreement") is made this 1st day of November, 1996, by and between PERMA-FIX ENVIRONMENTAL
SERVICES, INC., a Delaware corporation (the "Company"), and RITA D. DUROCHER, an individual ("Durocher").

                           W I T N E S S E T H:

     WHEREAS, Durocher has experience in certain segments of the Company's and its subsidiaries' waste management businesses;

     WHEREAS, the Company wishes to engage Durocher as an independent, outside consultant to the Company, and Durocher desires to accept such engagement, pursuant to the terms and conditions of this Agreement;

     WHEREAS, in consideration for such engagement, the parties desire to provide for the issuance of a certain amount of shares of the Company's Common Stock, par value $.001 per share ("Common Stock"), on terms and subject to the conditions hereinafter set forth;

     WHEREAS, the parties intend this Agreement to constitute an "Employee Benefit Plan", as such term is defined under Rule 405 of the Securities Act of 1933, as amended; and,

     WHEREAS, the parties do not intend that this Agreement qualify under Section 401 of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties hereto, intending to be legally bound, do hereby agree as follows:

     1.   Engagement of Durocher.  The Company does hereby engage
Durocher, and Durocher does hereby accept such engagement, as an outside, independent consultant to provide the following consulting services for the Company in connection with:

          (a) Sales and marketing by the Company and subsidiaries of the Company;

          (b) The development of sales and marketing plans for the Company and subsidiaries of the Company;

          (c) Customer relations for the Company and its subsidiaries relating to the waste and hazardous materials remediation services and other environmental services offered by the Company and its subsidiaries; and,

          (d) Such other consulting services to be performed on behalf of the Company or subsidiaries of the Company as reasonably requested by the Chairman of the Board or Chief
     Executive Officer of the Company.

Provided, however, that Durocher shall render bona fide consulting services to the Company under this Agreement, and none of the consulting services to be rendered by Durocher shall be in connection with the offer or sale of securities or in a capital-raising transaction.

     2. Term. Durocher will provide the above consulting services for the Company under this Agreement for a period of twelve (12) months from the date of this Agreement (the "Term").

     3. Compensation. In consideration of Durocher providing the consulting services under this Agreement, the Company agrees to issue to Durocher that number of shares of Common Stock equal to an amount determined by dividing twenty thousand (20,000) by the closing per share bid price of the Common Stock on the NASDAQ on the date of this Agreement (the "Shares"), payable within ten (10) business days from the date that the Company's Form S-8 (as defined below) registering the Shares under the Securities Act of 1933, as amended (the "Act"), becomes effective under the Act. The Company shall use reasonable efforts to register the Shares to be issued to Durocher under this Agreement on a Form S-8 Registration Statement ("Form S-8") under the Act as soon as reasonably practicable. Durocher shall not be entitled to any cash compensation for her consulting services rendered under this Agreement. Durocher's compensation for her services rendered hereunder shall solely consist of the Shares.

     4. Noncompetition. For a period of one (1) year from the date of this Agreement, Durocher specifically agrees that she shall not (except on behalf of the Company, or any subsidiary of the Company), directly or indirectly, engage in, or be an employee, employer, officer, director, member, agent, security holder, partner or consultant of or for any business, firm, partnership, person, corporation, or company that engages in, (i) within a 200-mile radius of Kansas City, Missouri, the waste or hazardous materials remediation service or services that competes with, or is substantially similar to, that performed by the Company or any subsidiary of the Company, or (ii) within the continental United States the waste or hazardous materials disposal service or services that competes with, or is substantially similar to, that performed by the Company or any subsidairy of the Company.

     5.   Agreement Not to Solicit Customers and Employees.
Durocher agrees that, during the term of this Agreement and for a period of one (1) year following the termination of the Term of this Agreement, she shall not, either alone or for herself or on behalf of any other person, firm, corporation, company or entity, directly or indirectly:

          (a) Induce, or in any manner attempt to induce, any person employed by, or any agent of, the Company or any of the subsidiaries of the Company or any of their affiliates to terminate his or her employment or agency, as the case may be; or,

          (b) Solicit, induce, or attempt to solicit or induce, any supplier or customer of the Company or any subsidiaries of the Company or any of their affiliates to cease being a supplier or customer of the Company or any of the subsidiaries of the Company or any of their affiliates.

     6. Confidential Information. During the Term and for a period of one (1) year following the termination of the Term, (i) Durocher shall hold, in a fiduciary capacity for the benefit of the Company and all subsidiaries of the Company, all secret or confidential information, knowledge or data relating to the Company and all subsidiaries of the Company or any of their affiliated companies and their respective businesses, which shall have been obtained by Durocher at any time and which shall not be public knowledge (other than by acts of Durocher or his representatives in violation of this Agreement), including, without limitation, customer lists, bid proposals, contracts, matters subject to litigation and information regarding periods and environmental applications, and (ii) Durocher shall not, without the prior written consent of the Company, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it.

     7. Injunctive Relief. In the event of a breach by Durocher of any of the terms or provisions of Sections 4, 5 or 6 of this Agreement, the Company shall be entitled to an injunction to prevent irreparable injury to it or any of its subsidiaries or any of their affiliates. Nothing shall be construed as prohibiting the Company from pursuing any other remedies (at law or in equity) available to it for such breach, including, but not limited to, recovery of damages, attorneys' fees and other costs.

     8. Termination of Employment Agreement. Durocher and Perma-Fix, Inc., a subsidiary of the Company, had entered into an Employment Agreement, effective as of June 22, 1995 (the "Employment Agreement"). It is agreed that, in consideration of the Company entering into this Agreement, effective November 1, 1996, the Employment Agreement is terminated and null and void in all respects. Durocher and Perma-Fix, Inc. hereby release and forever discharge each other from any and all liabilities and obligations that either may have, now or in the future, under, in connection with, relating to, or arising out of, the Employment Agreement.

     9.   Miscellaneous.

          (a) Assignment and Binding Effect. The respective rights and obligations of the parties under this Agreement shall be binding upon the parties hereto and their heirs, executors, administrators, successors and permitted assigns; provided, however, that the Company may not assign its rights hereunder without the prior written consent of Durocher.

          (b) Governing Law. This Agreement shall be governed as to its validity, interpretation and effect by the laws of the State of Delaware.

          (c) Entire Agreement; Amendments. This Agreement constitutes the entire agreement and understanding of the Company and Durocher with respect to the terms of Durocher' consultancy relationship with the Company and supersedes all prior discussions, understandings and agreements with respect to such consultancy relationship. This Agreement may not be amended unless by the mutual written consent of all of the parties hereto.

          (d) Captions. All captions and headings used herein are for convenient reference only and do not form part of this Agreement.

          (e) Waiver. The waiver of a breach of any term or provision of this Agreement shall not operate as, or be construed to be, a waiver of any other or subsequent breach of this Agreement.

          (f) Notices. Any notice or communication required or permitted under this Agreement shall be made in writing and shall be delivered by hand, or mailed by registered or certified mail, return receipt requested, or first class postage prepaid, addressed as follows:

        if to Durocher, to:   Rita D. Durocher
                              4921 Roundtree
                              Shawnee, Kansas  66226

        if to the Company to: Perma-Fix Environmental
                              Services, Inc.
                              1940 Northwest 67th Place, Suite A
                              Gainesville, Florida  32653
                              Attn: Dr. Louis F. Centofanti,
                                    Chairman

          (g) Counterparts. This Agreement may be executed in counterparts, each of which shall constitute one and the same Agreement.

          (h) Legal and Tax Effects. This Agreement is not qualified under Section 401 of the Internal Revenue Code of 1986, as amended. Durocher understands that the Company is not provided any legal or tax advice regarding this Agreement and that Durocher is to consult with his legal and tax consultants regarding this Agreement.

          (i) Independent Contractor. Durocher is an independent contractor and is not, in any manner, an employee or agent of the Company or any subsidiary of the Company. Durocher may not bind the Company or any subsidiary of the Company in any manner whatsoever.

          (j) Florida Blue Sky Laws. The securities have not been registered with the State of Florida, but will be sold in reliance on an exemption from such registration set forth in
     Section 517.061(11) of the Florida Statutes. Pursuant to Section 517.061(11)(a)(5) of the Florida Statutes, a Florida investor has a three (3) day right of rescission. A Florida resident who executes this Agreement may elect, within three (3) business days after signing this Agreement, to withdraw from this Agreement and thereby terminate this Agreement. Such withdrawal will be without any further liability to any person. To accomplish such withdrawal, a Florida resident need only send a letter or telegraph to the Company at the address set forth in this Agreement indicating his intention to withdraw. Such letter or telegram must be sent and postmarked prior to the end of the aforementioned third (3rd) business day. If a Florida resident sends a letter, it is prudent to send it by certified mail, return-receipt requested, to ensure that it is received and also evidence the time and date when it is mailed. Should a Florida resident make this request orally, he should ask for written confirmation that his request has been received.

          IN WITNESS WHEREOF, the parties hereto have executed this Consulting Agreement on the date first above written.



                                   ________________________________
                                   Rita D. Durocher

                                   PERMA-FIX ENVIRONMENTAL
                                   SERVICES, INC.



                                   By:_____________________________
                                          Dr. Louis F. Centofanti
                                          Chairman of the Board and
                                          Chief Executive Officer

     Perma-Fix, Inc. agrees to the terms of, and to be bound by,
Section 8 of this Consulting Agreement.


                                   PERMA-FIX, INC.



                                   By:____________________________
                                          Dr. Louis F. Centofanti
                                          President



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